Date: June 10, 2008

To: Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	China Shen Zhou Mining & Resources, Inc.
Form 10-KSB/A for the Fiscal Year Ended
December 31, 2007
Filed April 23, 2008
Form 10-KSB/A for the Fiscal Year Ended
December 31, 2006
Filed April 2, 2008
File No. 000-52586

Dear Ms. Jenkins:

On behalf of China Shen Zhou Mining & Resources, Inc. ( the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated May 29, 2008, with respect to Amendment No. 1 to our annual report on Form 10-KSB for the fiscal year ended December 31, 2007 and Amendment No. 4 to our annual report on Form 10-KSB for the fiscal year ended December 31, 2006.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for the Year Ended December 31, 2007

Financial Statements

General

1.
We note you used an independent professional appraiser to determine the fair value of the Kichi-Chaarat assets acquired (Note 3) and the fair value of your warrant liability (Note 14). Please confirm in future filings you will revise to either (i) name each expert who performed the independent valuation and file a consent of each expert as an exhibit or (ii) eliminate all references to the use of experts and/or independent valuations.

Response:

In response to Staff’s comments, we hereby confirm that in future filings we will revise to either (i) name each expert who performed the independent valuation and file a consent of each expert as an exhibit or (ii) eliminate all references to the use of experts and/or independent valuations.

Exhibits 31.1 and 31.2 - Section 302 Certifications

2.	We note that your Section 302 certifications do not comply with the language required by Item 601 (31) of Regulation S-B in the following respects:
•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included.
Please confirm that in future filings, you will revise your certifications to address each of the matters noted above.

Response:

In response to Staff’s comments, we hereby confirm that in future filings, we will revise our Section 302 certifications to include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the head note to paragraph 4 and include paragraph 4(b) as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Engineering Comments

Resources. page 25

3.
In future filings, please re-label your disclosed indicated resources as mineralized material at this location and elsewhere in your filings. Please disclose the mineralized material, which only consists of measured and indicated resources, for all your material properties in future filings. Please include the quantities (tonnage) and quality (grade) of all significant salable products and in addition, please remove any inferred resources which may be included in your tabulations of mineralized material in future filing.

Response:

In response to Staff’s comments, we will re-label our disclosed indicated resources as mineralized material at the location referenced and elsewhere in our future filings. We will disclose the mineralized material, which consists of measured and indicated resources, for all our material properties in future filings. We will include the quantities (tonnage) and quality (grade) of all significant salable products and in addition, we will remove any inferred resources which may be included in our tabulations of mineralized material in future filings.

Resources, page 28
Resources, page 31
Resources, page 33

4.
We note you indicate proven reserves for the Kuru-Tegerek deposit and provide an estimate of all resources here and perhaps elsewhere in your filing. In future filings please examine and re-label your resource estimates as mineralized material as of December 31, 2006 or your fiscal year end. Please ensure mineralized material consists only of the measured and indicated material. Please include and label your significant salable metal content (grade) with this disclosure, especially with multi-metal mines such as Qingxing Copper No.2 in your future filings.

Response:

In response to Staff’s comments, we will re-label our resource estimates as mineralized material as of our fiscal year end in future filings. In addition, we will ensure mineralized material consists only of the measured and indicated material. We will include and label our significant salable metal content (grade) with this disclosure, especially with multi-metal mines such as Qingxing Copper No.2 in our future filings.

Form 10-KSB/A for the Year Ended December 31,2006

Resource, page 22

Mineral Resources, page 29

5.
Please substitute the term mineralized material for resources in your future filings. A definition of mineralized material is that material that is delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage with an average grade. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries and other factors concludes economic and legal feasibility. Your mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product such as ounces of gold or pounds of copper, as these measurement types may be confused with reserves. Please note that mineralized material does not include material reported as proven and/or probable reserves or the volumes and grades estimated by using geologic inference, which are sometimes classified as “inferred” or “possible” by some evaluation systems. Please ensure future filings comply with this guidance.

Response:

In response to Staff’s comments, we will substitute the term mineralized material for resources in our future filings. We will ensure future filings comply with the guidance referenced above.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Xiaojing Yu
Chief Executive Officer